Exhibit 99.1

Mega Fortune Company Limited Announces Financial Results for the First Half of Fiscal Year 2026

Mega Fortune Company Limited (“Mega” or the “Company”) (Nasdaq: MGRT) is an offshore holding company incorporated in the Cayman Islands with no material operations of its own. Through its Hong Kong operating entities, the Company provides a full range of Internet of Things (“IoT”) solutions and services, including development and implementation, support and maintenance, as well as the sale of hardware and other IoT-related products to customers in Hong Kong. The Company today announced its unaudited financial results for the six months ended March 31, 2026 (“First Half 2026”).

First Half of Fiscal Year 2026 Financial Results

	For the Six Months Ended March 31,
	2026	2025	Variance
	US$	US$	US$	%
Revenues
- IoT Solutions services	313,174	2,903,798	(2,590,624)	(89.2)
- Business Process Outsourcing (“BPO”) services	33,289	1,277,950	(1,244,661)	(97.4)
- IoT Support and Maintenance services	156,393	1,155,204	(998,811)	(86.5)
- Trading income	19,315	34,661	(15,346)	(44.3)
Total Revenue	522,171	5,371,613	(4,849,442)	(90.3)
Cost of revenue	(365,574)	(3,986,272)	(3,620,698)	(90.8)
Gross profit	156,597	1,385,341	(1,228,744)	(88.7)
Selling and marketing expenses	(2, 545,185)	(126,296)	2, 418,889	1915.3
General and administrative expenses	(1,093,663)	(219,766)	873,897	397.6
Other income, net	99,239	49,041	50,198	102.4
(Loss) Income before income tax expense	(3, 383,012)	1,088,320	(4, 471,332)	(410.8)
Income tax expenses	(28,595)	(175,881)	(147,286)	(83.7)
Net (loss) income	(3, 411,607)	912,439	(4,324,046)	(473.9)

Revenues

Total revenues decreased by $4,849,442, or 90.3%, from $5,371,613 for the six months ended March 31, 2025 to $522,171 for the six months ended March 31, 2026. This decrease in total revenues was primarily driven by a substantial decline across all of our IoT Integration Solutions services, BPO services and IoT Support and Maintenance services.

IoT Integration Solutions services – Revenue from IoT Integration Solutions services significantly decreased by 89.2%, from $2,903,798 for the six months ended March 31, 2025, to $313,174 for the six months ended March 31, 2026. The decline was mainly driven by the downsizing of our scale of operations, which hinder engaging in any significant and complex projects with high contract values, along with limited capacity of our client base for the six months ended March 31, 2026.

BPO services – Revenue from BPO services decreased by 97.4%, from $1,277,950 for the six months ended March 31, 2025, to $33,289 for the six months ended March 31, 2026. This contraction was driven by no new BPO customers engaged, but only one existing customer left during the period.

IoT Support and Maintenance services – Revenue from IoT Support and Maintenance services decreased by 86.5%, from $1,155,204 for the six months ended March 31, 2025, to $156,393 for the six months ended March 31, 2026. The sharp decrease reflected limited capacity of customer base and less service contract engaged, particularly for advanced technical support and large-scale maintenance to meet evolving customer requirements.

Trading sales – Trading sales had a decrease from $34,661 for the six months ended March 31, 2025, to $19,315 for the six months ended March 31, 2026. In line with our strategic shift toward IoT-related services, we maintained a limited level of sales with customers.

Cost of revenues

Cost of revenues decreased by $3,620,698, or 90.8%, from $3,986,272 for the six months ended March 31, 2025 to $365,574 for the six months ended March 31, 2026. The decrease was primarily attributable to the smaller scale of services provided, which required less resources to complete projects.

Gross profit

Our gross profit decreased by $1,228,744, or 88.7%, from $1,385,341 for the six months ended March 31, 2025 to $156,597 for the six months ended March 31, 2026. Our gross profit margin for the six months ended March 31, 2026 was 30.0%, compared to 25.8% for the six months ended March 31, 2025.

The decline in margin was mainly due to limited engineering capacity on handling and supporting project delivery. In addition, less significant and complex projects were engaged during the period.

Operating expenses

Selling and marketing expenses were increased to $2,545,185 for the six months ended March 31, 2026, from $126,296 for the six months ended March 31, 2025, reflecting the expansion of our sales and business development team to support outreach and engagement with new potential customers with expectation on revenue growth in the future.

General and administrative expenses increased from $219,766 for the six months ended March 31, 2025, to $1,093,663 for the six months ended March 31, 2026. The increase in general and administrative expenses was mainly because we incurred a significant amount of advisory and consultancy services in the six months ended March 31, 2026.

Other income, net

Other income increased by $50,198 from $49,041 for the six months ended March 31, 2025 to $99,239 for the six months ended March 31, 2026. The increase was mainly due to an increase of $51,643 in government subsidies.

(Loss) Income before income taxes

We had an income before income taxes of $1,088,320 for the six months ended March 31, 2025 but loss of $3,383,012 for the six months ended March 31, 2026. The deterioration primarily reflected revenues driven by the contraction of our business activities, as well as increased the operating expenses including selling and marketing expenses and general and administrative expenses, resulting in a net decrease of $4,471,332 in our income before taxes for the six months ended March 31, 2026.

Income tax expense

Income tax expense decreased from $175,881 for the six months ended March 31, 2025 to $28,595 for the six months ended March 31, 2026. This decrease was primarily due to lower taxable income as a result of our business downsizing.

Net (loss) income

As a result of the foregoing factors, net income decreased by $4,324,046, or 473.9%, from income of $912,439 for the six months ended March 31, 2025 to loss of $3,411,607 for the six months ended March 31, 2026.

Cash Flows

Operating activities

Net cash used in operating activities for the six months ended March 31, 2026 was $1,620, as compared to the net loss of $3,411,607. The difference was primarily attributable to (i) a decrease of $2,863,751 in accounts receivable due to large portion of payment collected from customers during the period; (ii) a decrease of $1,935,405 in prepayments and other current assets by amortisation of the expense for business development during the period; (iii) a decrease of $290,942 in accounts payable by efficient payments to our suppliers during the period; and (iv) a decrease of $974,085 in accrued expenses and other liabilities with settlement of accrued professional fee for auditing our consolidated financial statements.

Net cash provided by operating activities for the six months ended March 31, 2025 was $1,125,454, as compared to the net income of $912,439. The difference was primarily attributable to (i) an increase of $3,123,810 in accounts receivable due to intensified sales activities with slower payment collected from customers; (ii) an increase of $3,258,714 in accounts payable by slowing payments to our suppliers in order to better optimize our cash flow; (iii) an increase of $140,885 in income tax payables for the provision of Hong Kong Profits tax; and (iv) a decrease of $151,501 in accrued expenses and other liabilities with less operating expenses for the six months ended March 31, 2025.

Investing activities

Net cash used in investing activities for the six months ended March 31, 2026 and 2025 were $641,026 and $nil, respectively, which entirely represented the purchase of intangible asset.during the six months ended March 31, 2026.

Financing activities

Net cash used in financing activities for the six months ended March 31, 2026 was $109,538. This was primarily due to the repayment of bank loan of $21,051 and repayment to related parties of $88,487 during the period.

Net cash used in financing activities for the six months ended March 31, 2025 was $1,111,567. This was primarily due to repayment to related parties of $747,841 and payment of offering costs related to initial public offering of $323,237. In addition, SME Term Loan of $40,489 was settled during the six months ended March 31, 2025.

Recent Events

On July 17, 2025, the Company closed its initial public offering of 3,750,000 ordinary shares, par value $0.000001 per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGRT” on July 16, 2025.

About Mega Fortune Company Limited

Mega Fortune Company Limited (the “Company”) is an Internet of Things (“IoT”) solution provider in Hong Kong. Through its operating subsidiary QBS System Limited (“QBS System”), the Company has specialized in delivering comprehensive IoT solutions and services across various industries. QBS System’s business service portfolio includes the provision of IoT Integration Solution Services, IoT Maintenance and Support services, Business Process Outsourcing (“BPO”) services and trading sales. Through its IoT platform, tools and services, QBS system helps enterprises through their digital transformation, launch IoT initiatives, upscale an existing IoT application or integrate any IoT solution with a legacy system to help them become more innovative, effective and productive. The Company’s vision is to become the preferred choice for IoT solutions for enterprises and projects in the Asia-Pacific region.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the Company’s limited operating history as a public company; the Company’s dependence on a limited number of customers and concentration of revenue; the Company’s ability to attract new customers and retain existing customers; competition in the IoT solutions industry; the Company’s ability to manage growth effectively; general economic conditions in Hong Kong and the Asia-Pacific region; regulatory changes affecting the IoT industry; cybersecurity risks and data privacy concerns; the Company’s ability to protect its intellectual property; foreign currency exchange rate fluctuations; and other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company cautions that the foregoing list of factors is not exclusive, and investors should not place undue reliance on forward-looking statements, which speak only as of the date of this report.

For more information, please contact:

Mega Fortune Company Limited

Phone: +852 5627 5338

Email: priscilla.cheng@megafortune-group.com

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$9,813	$764,761
Accounts receivable, net	3,518,956	6,239,813
Prepayments and other assets, net	5,081,067	5,272,206
Amount due from immediate holding company	1,148	-
Total current assets	8,610,984	12,276,780

Property and equipment, net	4,735	6,147
Operating lease right-of-use assets, net	46,241	65,606
Intangible asset	598,291	-
Prepayments and other assets, net	4,223,194	6,041,737
Deferred initial public offering (“IPO”) costs	-	-
Deferred tax assets, net	43,781	72,762
Total assets	$13,527,226	$18,463,032

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$12,378	$303,956
Contract liabilities	-	22,255
Bank loans, current	310,802	283,186
Amounts due to related parties	29,640	117,360
Income tax payable	547,847	552,008
Operating lease liabilities, current	39,440	38,592
Accrued expenses and other liabilities	221,448	1,196,942
Total current liabilities	1,161,555	2,514,299

Bank loans, non-current	297,753	351,080
Operating lease liabilities, non-current	6,801	27,014
Total liabilities	$1,466,109	$2,892,393

Commitments and contingencies

Shareholders’ equity
Ordinary shares, $0.000001 par value, 50,000,000,000 shares authorized, 13,750,000 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	$14	$14
Subscription receivables	(10)	(10)
Additional paid-in capital	12,311,959	12,311,959
(Accumulated loss) Retained earnings	(275,454)	3,136,153
Accumulated other comprehensive income	24,608	122,523
Total shareholders’ equity	12,061,117	15,570,639

Total liabilities and shareholders’ equity	$13,527,226	$18,463,032

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$522,171	$5,371,613

Cost of revenues	(365,574)	(3,986,272)

Gross profit	156,597	1,385,341

Operating expenses
Selling and marketing expenses	(2,545,185)	(126,296)
General and administrative expenses	(1,093,663)	(219,766)
Total operating expenses	(3,638,848)	(346,062)

(Loss) Income from operations	(3,482,251)	1,039,279

Other income, net
Foreign exchange transaction gain (losses)	8	(147)
Interest expense	(4,759)	(7,316)
Interest income	860	192
Government grants	84,045	32,402
Sundry income	19,085	23,910
Total other income, net	99,239	49,041

(Loss) Income before income tax expenses	(3,383,012)	1,088,320
Income tax expenses	(28,595)	(175,881)
Net (loss) income	(3,411,607)	912,439

Other comprehensive income
Foreign currency translation adjustments	(97,915)	(6,736)
Total comprehensive (loss) income	$(3,509,522)	$905,703

(Loss) Earnings per share:
Basic and diluted	$(0.25)	$0.09

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	13,750,000	10,000,000

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	For the Six months ended March 31, 2025
	Ordinary shares
	Number issued*	Amount	Subscription receivables	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance as of September 30, 2024 (Audited)	10,000,000	$10	$(10)	$13	$1,347,751	$10,252	$1,358,016

Net income	-	-	-	-	912,439	-	912,439
Foreign currency translation adjustment	-	-	-	-	-	(6,736)	(6,736)

Balance as of March 31, 2025 (Unaudited)	10,000,000	$10	$(10)	$13	$2,260,190	$3,516	$2,263,719

	For the Six months ended March 31, 2026
	Ordinary shares
	Number issued*	Amount	Subscription receivables	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance as of September 30, 2025 (Audited)	13,750,000	$14	$(10)	$12,311,959	$3,136,153	$122,523	$15,570,639

Net loss	-	-	-	-	(3,411,607)	-	(3,411,607)
Foreign currency translation adjustment	-	-	-	-	-	(97,915)	(97,915)

Balance as of March 31, 2026 (Unaudited)	13,750,000	$14	$(10)	$12,311,959	$(275,454)	$24,608	$12,061,117

* Retrospectively restated for effect of share reorganization and share split.

MEGA FORTUNE COMPANY LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(3,411,607)	$912,439
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	1,374	1,932
(Reversal) Provision of expected credit losses	(174,633)	61,076
Amortization of intangible asset	42,735	-
Amortization of operating lease right-of-use assets	18,978	16,975
Deferred tax expense (benefits)	28,595	(10,387)

Change in operating assets and liabilities:
Accounts receivable, net	2,863,751	(3,123,810)
Prepayments and other assets, net	1,935,405	3,002
Accounts payable	(290,942)	3,258,714
Contract liabilities	(22,213)	34,068
Income tax payable	-	140,885
Operating lease liabilities	(18,978)	(17,939)
Accrued expenses and other liabilities	(974,085)	(151,501)
Net cash (used in) provided by operating activities	(1,620)	1,125,454

Cash flows from investing activities:
Purchases of intangible asset	(641,026)	-
Net cash used in investing activities	(641,026)	-

Cash flows from financing activities:
Repayments of bank loans	(21,051)	(40,489)
Payments of offering costs related to IPO	-	(323,237)
Advance from related parties		-
Repayment to related parties	(88,487)	(747,841)
Net cash used in financing activities	(109,538)	(1,111,567)

Net (decrease) increase in cash and cash equivalents	(752,184)	13,887
Effect of exchange rate changes on cash and cash equivalents	(2,764)	(5,722)
Cash and cash equivalents, beginning of period	764,761	371,918
Cash and cash equivalents, end of period	$9,813	$380,083

Supplemental disclosures of cash flow information:
Income tax paid	$-	$45,383
Interest received	860	192
Interest paid	4,759	7,316
Listing fee paid	$-	$323,237